Room 4561

May 9, 2007

Mr. Fredric B. Anderson
Vice President, Controller and Acting
Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

   Re: Intermec, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 001-13279

Dear Mr. Anderson:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

       Very truly yours,

       Mark Kronforst
       Accounting Branch Chief